Exhibit 12.1
MetLife, Inc.
Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$(4,333)	$5,061	$5,780	$3,943	$4,088

Undistributed income and losses from investees	1,473	784	(596)	(169)	(106)

Adjusted earnings before fixed charges (1)	$(2,860)	$5,845	$5,184	$3,774	$3,982

Add: fixed charges

Interest and debt issue costs	1,083	1,157	1,117	900	659

Estimated interest component of rent expense (2)	74	46	71	80	68

Interest credited to bank deposits	163	166	199	194	109

Interest credited to policyholder account balances	4,849	4,788	5,461	4,899	3,650

Total fixed charges	$6,169	$6,157	$6,848	$6,073	$4,486

Preferred stock dividends	228	181	193	182	88

Total fixed charges plus preferred stock dividends	$6,397	$6,338	$7,041	$6,255	$4,574

Total earnings and fixed charges	$3,309	$12,002	$12,032	$9,847	$8,468

Ratio of earnings to fixed charges (1)	—	1.95	1.76	1.62	1.89

Total earnings including fixed charges and preferred stock dividends	$3,537	$12,183	$12,225	$10,029	$8,556

Ratio of earnings to fixed charges and preferred stock dividends (1)	—	1.92	1.74	1.60	1.87

(1)	Earnings were insufficient to cover fixed charges by $2,860 million for the year ended December 31, 2009, primarily due to increased net investment losses on freestanding derivatives, partially offset by gains on embedded derivatives.

(2)	15.48% for the year ended December 31, 2009, 9.66% for the year ended December 31, 2008, 18.93% for the year ended December 31, 2007 and 23.10% for the years ended December 31, 2006 and 2005.